January 7, 2022

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE, Mail Stop 3720

Washington, DC 20549

RE:	AT&T Inc.

Form 10-K for Fiscal Year Ended December 31, 2020

File No. 001-08610

Ladies and Gentlemen:

We are in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 22, 2021 to Mr. John J. Stephens of AT&T Inc. (the “Company” or “we”). For your convenience, we have included the Staff’s comment herein and included our response accordingly.

The Company’s response to the Staff’s comment is set forth below.

Form 10-K for the Year Ended December 31, 2020

Consolidated Financial Statements Note 17. Stockholders’ Equity, page 120

1.	Please provide us with a detailed analysis explaining how you determined that the preferred interests issued in 2019 and 2020 should not be classified as debt in accordance with ASC 480.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the preferred interests issued by (i) AT&T Fiber Investment, LLC (“Telco LLC”), (ii) Pagoda Holdings, LLC (“PR Holdings”), and (iii) NCWPCS MPL Holdings, LLC (“Tower Holdings”) (collectively, the “subsidiary preferred interests”) in 2019 and 2020 were assessed for classification under ASC 480 based upon the following detailed analysis.

In general, an instrument is classified as debt if it is certain to be redeemed, as noted in ASC 480-10-25. The subsidiary preferred interests are freestanding legal form equity, do not contain a maturity date, and contain no terms which make them mandatorily redeemable.

While certainty of redemption requires debt classification, the subsidiary preferred interests include terms that would make them contingently redeemable (i.e., lacks certainty) by the preferred interest holders upon the occurrence of certain events, the most substantive of which are the failure to pay the preferred distribution for two or more periods or failure to maintain asset level requirements within the issuing subsidiaries (e.g., telecommunications related operating assets within Telco LLC), none of which is certain to occur, and the occurrence of which is not within the control of the preferred interest holders.

The Company performed the following detailed analysis to determine whether or not the subsidiary preferred interests should be classified as debt. Under ASC 480-10-25, an issuer would classify a freestanding financial instrument as a liability if any of the following criteria are met:

1.	Mandatorily redeemable financial instruments issued in the form of shares:

Financial instruments are mandatorily redeemable pursuant to ASC 480 if it is certain that the issuer will redeem those instruments by transferring cash or other assets. That certainty would exist if the issuer was required to redeem the interests on a contractual maturity date or upon an event that is certain to occur. ASC 480-10-25-7 states that if a financial instrument will be redeemed only upon the occurrence of a conditional event, redemption of that instrument is conditional and, therefore, the instrument does not meet the definition of mandatorily redeemable financial instrument.

Consideration: There are no terms which would cause the subsidiary preferred interests to be mandatorily redeemable, as described in ASC 480, as the interests are perpetual and as described above, the only events that could lead to redemption are conditional.

2.	Obligations that require or may require repurchase of the issuer’s equity shares by transferring assets (e.g., written put options and forward purchase contracts):

ASC 480-10-25-8 requires a financial instrument, other than an outstanding share (i.e., an outstanding equity interest), to be classified as a liability if that financial instrument, at inception, embodies an obligation to repurchase the issuer’s equity shares and it requires the issuer to settle the obligation by transferring assets. This item does not apply to an outstanding equity interest.

Consideration: The subsidiary preferred interests represent an outstanding equity interest in the respective subsidiaries, and, as such, the criteria under ASC 480-10-25-8 through 25-13 are not applicable to these subsidiary preferred interests.

3.	Certain obligations to issue a variable number of shares where at inception the monetary value of the obligation is based solely or predominantly on:

a.	A fixed monetary amount known at inception, for example, a payable settleable with a variable number of the issuer’s equity shares,

b.

Variations in something other than the fair value of the issuer’s equity shares, for example, a financial instrument indexed to the S&P 500 and settleable with a variable number of the issuer’s equity shares, or

c.	Variations inversely related to changes in the fair value of the issuer’s equity shares, for example, a written put option that could be net share settled.

Consideration: Should a contingent event occur and the subsidiary preferred interest holders exercise their redemption rights, liquidation of the subsidiary entity occurs and cash is distributed to the holders of the common and preferred interests based upon the holders’ respective priorities.

Because settlement resulting from the occurrence of any redemption occurs in cash and not the issuer’s shares, the criteria under ASC 480-10-25-14 are not applicable to the subsidiary preferred interests.

Based upon the detailed analysis above, the Company concluded that the subsidiary preferred interests would not be classified as liabilities under ASC 480.

The Company further assessed whether the redemption events would cause the subsidiary preferred interests to be classified outside of permanent equity.

ASC 480-10-S99-3A(3)(f) provides a limited exception where a deemed liquidation event does not cause a particular class of equity instrument to be classified outside of permanent equity if all of the holders of equally and more subordinated equity instruments of the entity would always be entitled to also receive the same form of consideration (for example, cash or shares) upon the occurrence of the event that gives rise to the redemption (that is, all subordinate classes would also be entitled to redeem).

For each of the subsidiary preferred interests, the redemption rights held by the preferred interest holders result in deemed liquidations in which all of the holders of equity instruments of the issuer subsidiaries would always be entitled to receive the same form of consideration (cash).

As such, the Company concluded that the limited exception provided under ASC 480-10-S99-3A (3)(f) applies and the subsidiary preferred interests are not required to be classified outside of permanent equity.

Based upon the detailed analysis above, the Company concluded that the subsidiary preferred interests would be classified as permanent equity.

2.

As a related matter, we note that the holders of preferred interests in Mobility II, Tower Holdings and Telco LLC may redeem their interests upon the occurrence of certain contingent events. Please tell us if the pending disposition of WarnerMedia could be considered a contingent event that may trigger redemption of these interests.

Response:

The subsidiary preferred interests described in response #1 are issued from subsidiaries unrelated to WarnerMedia. As such, the pending disposition of WarnerMedia has no direct bearing on the contingent events that could trigger redemption of those subsidiary preferred interests.

Unlike the subsidiary preferred interests, our Mobility II preferred interests do have a conditional redemption feature which could be triggered upon a change of control of Mobility II. This redemption feature, along with all other redemption features triggered by contingent events, is not triggered by the pending disposition of WarnerMedia.

We appreciate your feedback on our filings and are available to address any additional questions you may have.

Sincerely,

/s/ Pascal Desroches
Pascal Desroches
Senior Executive Vice President and Chief Financial Officer

CC: Debra L. Dial, Senior Vice President & Controller

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